                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                  FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934.

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934.


            FOR THE TRANSITION PERIOD FROM _________ TO ________.


                        COMMISSION FILE NUMBER 0-7201


     A.  FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN,
         IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:


                              POE & BROWN, INC.


                 EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT


     B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                              POE & BROWN, INC.
                          220 SOUTH RIDGEWOOD AVENUE
                        DAYTONA BEACH, FLORIDA  32115

                              POE & BROWN, INC.

                 EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT


                                  FORM 11-K

                             REQUIRED INFORMATION



Pursuant to Item 4 of the required information, in lieu of the requirements of Items 1, 2 and 3, the financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are submitted as follows:

                                                                            Page
                                                                            ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                           1

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF
  DECEMBER 31, 1994 AND 1993                                                 2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
  BENEFITS FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993                    3

NOTES TO FINANCIAL STATEMENTS                                                4

EXHIBIT I:  STATEMENT OF CHANGES IN NET ASSETS
  BY INVESTMENT FUND FOR THE YEAR ENDED DECEMBER 31, 1994                    9

SCHEDULE I:  SCHEDULE OF ASSETS HELD FOR INVESTMENT AS OF                    10
  DECEMBER 31, 1994

SCHEDULE II:  SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR
  ENDED DECEMBER 31, 1994                                                    11

SIGNATURE                                                                    12

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                          13





                           PRELIMINARY AND TENTATIVE

POE & BROWN, INC.
EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT


FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1994 AND 1993
TOGETHER WITH REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the 401(k) Plan Trustees of the Poe & Brown, Inc.
Employees' Savings Plan and Trust Agreement:

We have audited the accompanying statements of net assets available for plan benefits of the Poe & Brown, Inc. Employees' Savings Plan and Trust Agreement as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits, with fund information (Exhibit I), for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Poe & Brown, Inc. Employees' Savings Plan and Trust Agreement as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits, with fund information, for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits is presented for purposes of additional analysis rather to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Orlando, Florida,
    June 27, 1995

                              POE & BROWN, INC.

                 EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT


             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                       AS OF DECEMBER 31, 1994 AND 1993



                                                                       1994             1993
                                                                  ------------     -------------
INVESTMENTS, at fair value (Notes 2 and 3):
   SEI Balanced Portfolio                                         $  4,129,624      $  4,759,379
   SEI Capital Appreciation Portfolio                                4,896,572         5,176,442
   SEI International Equity Fund                                       339,928            67,259
   SEI Stable Asset Fund                                             5,727,969         5,845,561
   SEI Small Capital Growth Portfolio                                  874,835           445,674
   Employer Common Stock Fund                                        3,108,607         1,863,444
   Interest bearing deposits                                           211,491            19,959
                                                                  ------------     -------------
                        Total investments                           19,289,026        18,177,718

CASH                                                                   201,252             -

EMPLOYER CONTRIBUTIONS RECEIVABLE (Note 3)                             515,386           369,383

EMPLOYEE CONTRIBUTIONS RECEIVABLE (Note 3)                              58,112            60,006

PARTICIPANT LOANS (Note 3)                                           1,164,690           933,913
                                                                  ------------     -------------
                        Total assets                                21,228,466        19,541,020

ACCOUNTS PAYABLE                                                       201,252             -
                                                                  ------------     -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                            $ 21,027,214     $  19,541,020
                                                                  ============     =============



       The accompanying notes are an integral part of these statements.

                               POE & BROWN, INC.

                  EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT


        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993



                                                                                      1994             1993
                                                                                 -------------     ------------
INVESTMENT INCOME:
   Interest and dividends                                                        $     907,704     $    835,382
   Dividends on employer common stock                                                   44,272           26,241
   Net realized and unrealized (depreciation) appreciation in
      fair value of investments                                                       (745,277)          63,367
   Net increase in cash surrender value of life insurance contracts                    -                  1,146
                                                                                 -------------     ------------
                                                                                       206,699          926,136

EMPLOYEE CONTRIBUTIONS                                                               2,219,636        2,224,027

EMPLOYER CONTRIBUTIONS                                                               1,175,369          696,376
                                                                                 -------------     ------------
                          Total additions                                            3,601,704        3,846,539

DEDUCTIONS:
   Benefits paid directly to participants                                            2,049,673        1,282,399
   Administrative expenses                                                              65,837           24,134
   Insurance premiums on life insurance contracts                                      -                  5,598
                                                                                 -------------     ------------
                          Total deductions                                           2,115,510        1,312,131
                                                                                 -------------     ------------

NET INCREASE                                                                         1,486,194        2,534,408

TRANSFER OF ASSETS FROM BROWN & BROWN
   RETIREMENT SAVINGS PLAN (Note 1)                                                     -             9,013,389

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   beginning of year                                                                19,541,020        7,993,223
                                                                                 -------------     ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of year                                                                   $  21,027,214     $ 19,541,020
                                                                                 =============     ============



       The accompanying notes are an integral part of these statements.

                               POE & BROWN, INC.

                  EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT


                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1994 AND 1993



1.    PLAN DESCRIPTION:

The Poe & Brown, Inc. Employees' Savings Plan and Trust Agreement (the Plan), established effective January 1, 1985, is a defined contribution plan under which substantially all employees who are at least age 21 and who have completed one year of service are eligible to participate. The Plan is intended to assist Poe & Brown, Inc. and its subsidiaries (the Employer) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On April 28, 1993, Brown & Brown, Inc., a privately-owned insurance agency headquartered in Daytona Beach, Florida, was merged into a wholly-owned subsidiary of Poe & Associates, Inc. Subsequent to that merger, the Employer's name was changed to Poe & Brown, Inc. Effective August 1, 1993, the Poe & Associates, Inc. Profit Sharing and Deferred Savings Plan was amended to include participation by employees of Brown & Brown, Inc., whose plan assets were transferred to the Poe & Associates, Inc. Profit Sharing and Deferred Savings Plan. In addition, the name of the Plan was changed to the Poe & Brown, Inc. Employees' Savings Plan and Trust Agreement. All net assets available for plan benefits were transferred at fair value.

Distributions

Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship or termination of service and are based on the balance in the participant s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment elected by the participant and the participant's spouse, if any. The forms of payment are
(1) joint and survivor annuities, (2) a life annuity with 120 guaranteed monthly payments, (3) a life annuity, (4) a single lump-sum payment for the entire balance of the participant's account, and (5) a direct transfer to either an individual retirement account or another qualified employer retirement plan.

Administration

The Plan is administered by the 401(k) Plan Employee Benefits Administrative Committee (the Committee) which has been appointed by the Board of Directors (the Board) of the Employer. Information about the plan agreement, such as provisions for allocations to participants accounts, vesting, benefits and withdrawals, is contained in the Summary Plan Description. Copies of this document are available from the Committee.

Plan Amendments

The provisions of the Plan may be amended at any time by the Board, provided that no amendment may operate to deprive a participant of an accrued benefit. No amendment can be made which would divert any part of the Plan's assets to any purpose other than the exclusive benefit of the participants and their beneficiaries, subject to the return of certain Employer contributions in the event of disallowance of deductions or denial of the Plan's qualification.

Administrative Expenses

Substantially all administrative expenses are paid by the Plan. These expenses include recordkeeping and trustee fees.

Plan Termination

The Plan will terminate if the Employer is dissolved or declared bankrupt or insolvent and may be terminated at any time by the Employer, either wholly or partially, by notice in writing to the participants and the trustees. Upon termination, the rights of participants in their accounts will become 100 percent vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

2.    SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

Valuation of Investments

      SEI Investments: The fair value of the participation units in SEI Investments is based on the quoted redemption value of the units from the Eagle Trust Company on the last business day of the plan year.

      Employer Common Stock Fund: The Employer's common stock is valued at the last reported sale price as reported on the National Market System by the National Association of Securities Dealers. During the years ended December 31, 1994 and 1993, substantially all of the purchases of stock for the Plan were made from the Employer, valued at fair market value as of the time of purchase.

      Interest Bearing Deposits: Cash equivalents are stated at cost which approximates market value.

3.    CONTRIBUTIONS AND INVESTMENT PROGRAMS:

Subsequent to August 1, 1993, participants may elect to defer, subject to certain limitations, from 1 percent to 15 percent of annual compensation as contributions to the Plan. The Employer makes matching contributions to the Plan of 100 percent of each contributing participant s deferred contribution, but no more than 2.5 percent of each participants salary. Prior to August 1, 1993, participants could elect to defer, subject to certain limitations, from 2 to 20 percent of annual compensation as contributions to the Plan. The Employer made matching contributions to the Plan of 75 percent of each contributing participant s deferred contribution, but not more than $60 per month. Participants are immediately vested in their contributions, the Employer's matching contributions, and the earnings thereon.

The Plan permits the Board of the Employer to authorize optional contributions. During the year ended December 31, 1993, the Board authorized an optional profit sharing contribution allocated to participants based on salary. Prior Poe & Associates, Inc. employees were allocated 1 percent of their salary from August to December 1993. Prior Brown & Brown, Inc. employees were allocated 2 percent of their salary from April to July 1993 and 1.5 percent of their salary from August to December 1993. Subsequent to August 1, 1993, participants are 100 percent vested in profit sharing contributions at all times. Prior to August 1, 1993, participants were vested in these contributions pursuant to the seven-year period specified in the Plan. During the year ended December 31, 1994, the Board authorized an optional profit sharing contribution of 1.5 percent of salary for all plan participants, except participants in the Employer's cash balance plan, the Retirement Plan for Employees of Poe & Brown, Inc., who will receive a profit sharing contribution of 1 percent of salary.

Investments

As of December 31, 1994 and 1993, contributions to the Plan are invested in one or more of six separate investment funds at the direction of each participant. The funds are (1) SEI Balanced Portfolio, (2) SEI Capital Appreciation Portfolio, (3) SEI International Equity Fund, (4) SEI Stable Asset Fund, (5) SEI Small Capital Growth Portfolio, and (6) Employer Common Stock Fund.
Exhibit 1 presents the changes in net assets by investment fund for the year ended December 31, 1994.

Prior to August 1, 1993, participants could have elected to allocate up to 25 percent of the sum of their deferral and the Employer's matching contributions to the purchase of insurance contracts on the lives of the participants, their spouses or their children. Upon the death of any insured, the proceeds were credited to the participant s individual account. Upon termination from the Plan, a participant was entitled to possession of the insurance contract, or its cash surrender value, as part of his distribution.

The total number of active participants in the Plan was 793 and 885 as of December 31, 1994 and 1993, respectively.

Earnings, Gains, Expenses and Losses

Each participant's account shall be allocated earnings, gains, expenses and losses with respect to the investments of the participant's account. The allocation is based on the aggregate earnings, gains, expenses and losses of the respective funds, in proportion to the value of each participant's account invested in each fund, taking into account any contributions to or distributions from the participant's account. General expenses of the Plan not attributable to any particular fund shall be allocated among participants' accounts in proportion to the value of each account, taking into consideration the participant's contributions and distributions.

Participant Loans

A participant may, with the approval of the Committee, borrow from his own account, only when the number of existing loans outstanding is less than five. A loan may not be less than $500. The maximum amount that a participant is allowed to borrow is the lesser of 50 percent of the participant's vested balance or $50,000. Loans, which are repayable monthly over periods generally up to five years, are collateralized by notes and by a security interest in the borrower's vested account balance. The loans bear interest at the rate of prime plus 1 percent, determined at the time the loan is approved. Interest rates on participant loans are determined based upon a reasonable rate of interest, comparable to that being charged by local financial institutions on loans of a similar character. Active participants had 357 and 220 outstanding loans as of December 31, 1994 and 1993, respectively.

4.    CHANGES IN FAIR VALUE OF INVESTMENTS:

During the years ended December 31, 1994 and 1993, the Plan's investments, including investments held during the year, (depreciated) appreciated in fair value as follows:

                                                                    1994          1993
                                                                 ----------    ----------
      SEI Balanced Portfolio                                     $(411,730)      (42,330)
      SEI Capital Appreciation Portfolio                          (775,580)      (53,525)
      SEI International Equity Fund                                (19,752)          850
      SEI Small Capital Growth Portfolio                            21,780        (5,299)
      Employer Common Stock Fund                                   440,005       104,654
      Balanced Fund                                                   -           59,017
                                                                 ---------     ---------
                                                                 $(745,277)    $  63,367
                                                                 =========     =========

5.    FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter during February 1988 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the
Code). The Plan has been amended since receiving the determination letter. However, the plan administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt during the years ended December 31, 1994 and 1993.

6.    PARTY-IN-INTEREST TRANSACTIONS:

Fees paid during the years ended December 31, 1994 and 1993, for the Plan's administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services.

7.    COMMITMENTS AND CONTINGENCIES:

As of December 31, 1994 and 1993, included in total net assets available for plan benefits are balances of $3,886,680 and $1,866,619, respectively, related to vested benefits owed to retired or terminated participants.

                                                                       EXHIBIT I

         POE & BROWN, INC. EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT


             STATEMENT OF CHANGES IN NET ASSETS BY INVESTMENT FUND

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                                                             SEI
                                                           SEI                SEI             SEI           Small
                                         SEI             Capital         International       Stable        Capital
                                       Balanced        Appreciation          Equity           Asset        Growth
                                      Portfolio         Portfolio            Fund             Fund        Portfolio
                                     -----------       ------------      -------------      ---------     ---------
ADDITIONS:
   Contributions                      $  784,113        $1,041,964          $ 91,030        $  614,988     $424,033
   Net investment income                (263,484)         (385,977)              524           304,980       30,521
                                      ----------        ----------          --------        ----------     --------
               Total additions           520,629           655,987            91,554           919,968      454,554
                                      ----------        ----------          --------        ----------     --------
DEDUCTIONS:
   Benefits paid directly to
    participants                         431,985           289,115             2,538           852,165       52,033
   Administrative expenses                13,550            17,055               702            24,266        2,615
                                      ----------        ----------          --------        ----------     --------
               Total deductions          445,535           306,170             3,240           876,431       54,648
                                      ----------        ----------          --------        ----------     --------
NET ASSETS TRANSFERRED BETWEEN
  INVESTMENT FUNDS                      (704,849)         (629,687)          184,355          (161,129)      29,255
                                      ----------        ----------          --------        ----------     --------
NET INCREASE (DECREASE)                 (629,755)         (279,870)          272,669          (117,592)     429,161

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, December 31, 1993          4,759,379         5,176,442            67,259         5,845,561      445,674
                                      ----------        ----------          --------        ----------     --------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, December 31, 1994         $4,129,624        $4,896,572          $339,928        $5,727,969     $874,835
                                      ==========        ==========          ========        ==========     ========

                                        Employer
                                         Common        Interest
                                         Stock         Bearing      Participant
                                          Fund         Deposits        Loans          Other          Total
                                      ----------      ----------    -----------     --------      ------------
ADDITIONS:
   Contributions                      $  351,341      $     -       $     -         $ 87,536      $  3,395,005
   Net investment income                 507,242            -          12,893           -              206,699
                                      ----------      ----------    ---------       --------      ------------
              Total additions            858,583            -          12,893         87,536         3,601,704
                                      ----------      ----------    ---------       --------      ------------
DEDUCTIONS:
   Benefits paid directly to
    participants                         323,328            -          98,509           -            2,049,673
   Administrative expenses                 7,649            -            -              -               65,837
                                      ----------      ----------    ---------       --------      ------------
              Total deductions           330,977            -          98,509           -            2,115,510
                                      ----------      ----------    ---------       --------      ------------
NET ASSETS TRANSFERRED BETWEEN
  INVESTMENT FUNDS                       717,557        191,532       316,393         56,573             -
                                      ----------      ----------    ---------       --------      ------------
NET INCREASE (DECREASE)                1,245,163        191,532       230,777        144,109         1,486,194

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, December 31, 1993          1,863,444         19,959       933,913        429,389        19,541,020
                                      ----------      ----------    ---------       --------      ------------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, December 31, 1994         $3,108,607       $211,491    $1,164,690       $573,498       $21,027,214
                                      ==========       ========    ==========       ========       ===========

           The preceding notes are an integral part of this exhibit.

                                                                      SCHEDULE I


                               POE & BROWN, INC.

                  EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT


                    SCHEDULE OF ASSETS HELD FOR INVESTMENT

                            AS OF DECEMBER 31, 1994



                                                              Shares/Units
                                                              or Principal                             Fair
            Identity and Description of Issues                   Amount               Cost             Value
- -----------------------------------------------------       ----------------     -------------     -------------
SEI Balanced Portfolio:
    Stock and bond investments                                    374,739         $  4,552,217      $ 4,129,624
SEI Capital Appreciation Portfolio:
    Stock investments                                             358,723            5,684,988        4,896,572
SEI International Equity Fund:
    Foreign stock investments                                      34,232              371,242          339,928
SEI Stable Asset Fund:
    Guaranteed investment contracts                             5,727,969            5,727,969        5,727,969
SEI Small Capital Growth Portfolio:
    Small company stock investment                                 60,044              823,148          874,835
Employer Common Stock Fund:
    Employer stock investment                                     142,912            2,401,641        3,108,607
Interest bearing deposits                                         211,491              211,491          211,491
                                                                                  ------------      -----------
                                                                                  $ 19,772,696      $19,289,026
                                                                                  ============      ===========



          The preceding notes are an integral part of this schedule.

                                                                     SCHEDULE II


                               POE & BROWN, INC.

                  EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT


                      SCHEDULE OF REPORTABLE TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1994



                                                                               Current Value
                                                                                of Asset on
Identity of Party Involved/         Purchase       Selling       Cost of        Transaction      Net Gain/
   Description of Assets              Price         Price        Assets            Date            (Loss)
- ---------------------------         --------      --------      --------       -------------     ---------
A Series of Transactions in
Excess of 5% of Net Assets
Available for Plan Benefits as
of the Beginning of the Year
- ------------------------------
   SEI Balanced Portfolio        $      -         $1,330,164    $1,374,283       $1,330,164     $(44,119)
   SEI Capital Appreciation
        Portfolio                       -          1,216,440     1,269,809        1,216,440      (53,369)
   SEI Stable Asset Fund                -          1,803,733     1,803,733        1,803,733        -
   Employer Common Stock                -          1,637,054     1,557,976        1,637,054       79,078
   SEI Balanced Portfolio            1,112,139       -           1,112,139        1,112,139        -
   SEI Capital Appreciation
        Portfolio                    1,712,150       -           1,712,150        1,712,150        -
   SEI Stable Asset Fund             1,686,141       -           1,686,141        1,686,141        -
   Employer Common Stock             2,442,212       -           2,442,212        2,442,212        -



          The preceding notes are an integral part of this schedule.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee and other persons who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                             POE & BROWN, INC.
                             EMPLOYEES' SAVINGS PLAN AND TRUST AGREEMENT



Dated: July 13, 1995         By:  /s/ Timothy L. Young
                                  ----------------------------------------
                                  Timothy L. Young
                                  Chairman of the Administrative Committee

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K, into the Company's previously filed Registration Statement File No. 33-1900, dated November 27, 1985, as amended by Post Amendment No. 1 dated December 2, 1992.





Orlando, Florida,
  June 27, 1995